 Filed Pursuant to Rule 253(g)(2)
File No. 024-11723

PHOENIX CAPITAL GROUP HOLDINGS, LLC

SUPPLEMENT NO. 3 DATED FEBRUARY 9, 2022
TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (“we,” “our,” “us” or the “Company”), dated December 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2021, as supplemented by Supplement No. 1, dated and filed by us with the Commission on January 13, 2022, and Supplement No. 2, dated February 1, 2022 and filed by us with the Commission on February 8, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to modify and restate the terms, as previously disclosed in Supplement No. 2, of certain discounts to the price per Bond for investors purchasing Bonds subsequent to the date of this supplement.

Discount to Price to Investors

After the date of this supplement, the Company reserves the right to sell Bonds at a discount of up to ten percent (10%) to the Price to Investors to certain investors purchasing 100 Bonds or more. Except as otherwise disclosed in this supplement, all other terms of the offering and the Bonds, including the Price to Investors of $1,000, shall remain the same. The Bonds shall continue to be denominated in $1,000 increments. Any discounts applied to the purchase price of the Bonds will reduce net proceeds to the Company.